Exhibit 3.1


1.7. Voting; Proxies.

Each stockholder shall be entitled to vote in accordance with the number of shares and voting powers of the voting shares held of record by him. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but such proxy, whether revocable or irrevocable, shall comply with the requirements of Delaware law. Voting at meetings of stockholders, on other than the election of directors, need not be by written ballot unless the holders of a majority of the outstanding shares of all classes of stock entitled to vote thereon present in person or by proxy at such meeting shall so determine. All elections and questions shall, unless otherwise provided by law or by the certificate of incorporation or section 2.2 or any other provision of these bylaws, be decided by the vote of the holders of a majority of the voting power of the shares of stock entitled to vote thereon present in person or by proxy at the meeting.